Exhibit 99.10

Consent of Rex Berthelsen

I consent to the inclusion in this annual report on Form 40-F of New Gold Inc., which is being filed with the United States Securities and Exchange Commission, of references to my name in connection with mineral resource estimates for the Peak Gold Mines and Amapari Mine and to the use of information derived from the technical report entitled “Technical Report on Peak Gold Mines, New South Wales, Australia,” dated January 1, 2009, as amended and restated on June 12, 2009and the Peak Gold Mines Mineral Resources and Ore Reserve statements as at December 31, 2009, included in the Annual Information Form of New Gold Inc. for the financial year ended December 31, 2009 and I consent to the incorporation by reference of such information in the registration statement on Form S-8 (File No. 333-160500) of New Gold Inc.

Dated this 26th day of March, 2010.

/s/ Rex Berthelsen
Name: Rex Berthelsen
Title: FAusIMM, CPGeo., and Principal Geologist for New Gold Inc